Filed by EMC Corporation.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934
                                             Subject Company: Documentum, Inc.
                                                 Commission File No. 000-27358



This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2003 (the "Merger Agreement"), by and among EMC Corporation ("EMC"), Elite Merger Corporation, a wholly owned subsidiary of EMC, and Documentum, Inc. ("Documentum"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on October 14, 2003, and is incorporated by reference into this filing.


                                            Contact:       Greg Eden, EMC
                                                           508-293-7195
FOR IMMEDIATE RELEASE                                      eden_greg@emc.com


   EMC ACQUISITION OF DOCUMENTUM, INC., SCHEDULED TO CLOSE DECEMBER 18, 2003

              EMC UPDATES REVENUE EXPECTATIONS FOR FOURTH QUARTER

HOPKINTON, Mass. - December 10, 2003 - EMC Corporation (NYSE:EMC) announced today that it expects to complete the acquisition of Documentum, Inc. (NASDAQ:DCTM), on December 18, 2003, subject to the approval of Documentum shareholders at the Documentum shareholder meeting on that date, and the satisfaction of other customary closing conditions. Based upon the December 18 closing of this transaction, EMC expects approximately $30 to $35 million in revenue from Documentum's fourth quarter will be included in EMC's consolidated financial statements for the fourth quarter of 2003. Based upon the consolidation of Documentum's results from the closing date and current market conditions, EMC now expects fourth-quarter total revenues to be in the range between $1.8 billion and $1.825 billion.

ABOUT EMC

EMC Corporation (NYSE: EMC) is the world leader in products, services and solutions for information storage and management that help organizations extract the maximum value from their information, at the lowest total cost, across every point in the information lifecycle. Information about EMC's products and services can be found at www.EMC.com.

                                     # # #

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, EMC and Documentum have filed a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the "SEC"). Investors and security holders of EMC and Documentum are advised to read the proxy statement/prospectus, because it contains important information about EMC, Documentum and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by EMC and Documentum with the SEC at the SEC's website at www.sec.gov. Free copies of the proxy statement/prospectus and each company's other filings with the SEC also may be obtained from the respective companies. Free copies of EMC's filings may be obtained by directing a request to EMC. This information can be requested via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Documentum's filings may be obtained by directing a request to Documentum Investor Relations, Documentum, Inc., 6801 Koll Center Parkway, Pleasanton, CA 94566. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC's website at http://www.emc.com/, and investors and security holders may access copies of the documents filed with the SEC by Documentum on Documentum's website at www.documentum.com.

Documentum, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Documentum stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of Documentum is set forth in Documentum's proxy statement for its 2003 annual meeting, which was filed with the Securities and Exchange Commission on April 24, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the Securities and Exchange Commission when they become available.

FORWARD LOOKING STATEMENTS
This release contains "forward-looking statements" as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the recent acquisition of LEGATO Systems, Inc., and the announced plans to acquire Documentum; (ii) adverse changes in general economic or market conditions;
(iii) delays or reductions in information technology spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees;
(xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in EMC's and Documentum's filings with the U.S. Securities and Exchange Commission. EMC and Documentum disclaim any obligation to update any such-forward looking statements after the date of this release.